Exhibit 21

     The following is a list of subsidiaries of SETO Holdings, Inc.:

Name of Subsidiary	State/Jurisdiction of Incorporation
Semicon Tools, Inc.	New York

East Coast Sales Company, Inc.	Connecticut

DTI Technology Sdn. Bhd.	Malaysia

SETO Technology Sdn. Bhd.	Malaysia

46